SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2023 (Report No. 9)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Nano Dimension Ltd. (the “Registrant” or the “Company”) is filing this Amendment No. 1 to Form 6-K (“Amendment”) to its Form 6-K (“Form 6-K”) as furnished with the Securities and Exchange Commission on July 24, 2023. Following the filing of the Form 6-K regarding its 2023 annual general meeting of shareholders (the “Meeting”), scheduled to be held on September 7, 2023, the Company received a written request from Murchinson Ltd. representing Nomis Bay Ltd. (the “Proposing Shareholder”), a shareholder of the Company holding approximately 1.1% of its voting rights, and other holders of the Company’s American Depositary Shares, in which letter the Proposing Shareholder requested that the Company add items to the Meeting agenda. In accordance with applicable Israeli law, the Company’s Board of Directors determined that certain items specified below that were requested by the Proposing Shareholder, in addition to the Company’s original agenda items, are appropriate to be discussed in the Meeting.

Therefore, the Company is hereby amending the Form 6-K and replacing the previously published notice and proxy statement for the Meeting furnished therewith as Exhibits 99.1, 99.2, 99.3 and 99.4 in their entirety.

Accordingly, the Company hereby furnishes the following documents hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively:

i.	Notice of an Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time, originally dated July 24, 2023, as amended on the date hereof.

ii.	Proxy Statement for the Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time, originally dated July 24, 2023, as amended on the date hereof.

iii.	Proxy Card for the Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time, originally dated July 24, 2023, as amended on the date hereof.

iv.	Voting Instruction Form for the Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time, originally dated July 24, 2023, as amended on the date hereof.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 5.00 each, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on July 31, 2023 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Amendment is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Notice of an Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time, originally dated July 24, 2023, as amended on the date hereof.
99.2	Proxy Statement for the Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time, dated July 24, 2023, as amended on the date hereof.
99.3	Proxy Card for the Annual General Meeting of Shareholders to be held on September 7, 2023, at 3:00 p.m., Israel time, dated July 24, 2023, as amended on the date hereof.
99.4	Proposing Shareholder Position Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: August 7, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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